 As filed with the Securities and Exchange Commission on January 26, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

  FOR IMMEDIATE RELEASE
 January 24, 2006

NOTICE OF EXTRAORDINARY GENERAL MEETING ON 21 FEBRUARY 2006

Stockholm – The Board of Directors of Tele2 AB (publ) has resolved to convene an Extraordinary General Meeting to be held in Stockholm on 21 February 2006. The Extraordinary General Meeting shall resolve on a new incentive program for senior executives and other key employees in the Group and, in relation to the new Companies Act, also resolve on amendments to the Articles of Association and on an authorisation of the Board of Directors to raise certain loans.

THE SHAREHOLDERS IN TELE2 AB (publ) are hereby invited to an Extraordinary General Meeting on Tuesday, 21 February 2006 at 1 p.m. CET at Pontus by the Sea, Tullhus 2, Skeppsbron, in Stockholm.

NOTIFICATION

Shareholders who wish to participate in the Extraordinary General Meeting shall:

-	have their names entered in the register of shareholders maintained by VPC AB (the Swedish Securities Register Centre) on Wednesday, 15 February 2006; and

-	notify the company of their intention to participate no later than 1.00 p.m CET on Wednesday, 15 February 2006. The notification can be made on the company’s website, www.tele2.com, by telephone +46-433-747 56 or in writing to the company:

Tele2 AB P.O. Box 2094 SE-103 13 Stockholm, Sweden

When giving notice of participation, the shareholder should state name, personal identification number (or company registration number), address, telephone number, shareholdings and any advisors attending. Shareholders who wish to be represented by a representative shall submit a written power of attorney giving authorisation to a specific person together with the notice of participation. Written notifications should be marked “EGM”.

Shareholders whose shares are registered in the name of a nominee must temporarily re-register the shares in their own name in order to be entitled to participate in the Meeting. Shareholders wishing to re-register must inform the nominee well in advance of Wednesday, 15 February 2006.

PROPOSED AGENDA

1.	Election of Chairman of the Meeting.

2.	Preparation and approval of the voting list.

3.	Approval of the agenda.

4.	Election of one or two persons to check and verify the minutes.

5.	Determination of whether the Meeting has been duly convened.

6.	Decision to amend the Articles of Association.

7.	Incentive program, comprising the following resolutions:

a.	Adoption of incentive program.

b.	Issue of warrants for on-selling to employees.

c.	Authorisation for the Board of Directors to resolve to issue warrants for ensuring the incentive program.

8.	Decision to authorise the Board of Directors to raise certain loans.

9.	Closure of the Meeting.

AMENDMENTS OF THE ARTICLES OF ASSOCIATION (item 6)

The Board of Directors proposes that the Meeting resolves to amend the Articles of Association for the purpose of adapting the Articles of Association to the requirements of the new Companies Act. The proposal of the Board of Directors involves amendments meaning essentially that the provision on the nominal value of a share is replaced with a provision regarding the minimum and maximum number of shares, that shareholders shall have preferential rights regarding share issues where payment is not made against capital contributed in kind and that such preferential rights shall apply for issues of warrants and convertible bonds, that the notice to general meetings shall be published in Post- och Inrikes Tidningar and Svenska Dagbladet and, moreover, some editorial changes are proposed.

INCENTIVE PROGRAM (item 7)

In order to implement the proposed incentive program, the Board of Directors proposes that the Meeting resolves in accordance with items a – c below. All resolutions are proposed to be conditional upon each other. The proposal is supported by the major shareholders, including inter alia AMF Pension, Emesco AB, Fjärde AP-fonden, Investment AB Kinnevik, SEB Fonder and SEB Trygg Liv.

Adoption of Incentive Program (item 7 a)

The Board of Directors proposes that the Meeting resolves to adopt an incentive program for senior executives and other key employees within the Tele2 group. The incentive program means that employees are offered a combination of warrants and stock options, which entitle them to purchase Class B shares in the company under the terms stipulated below.

The participants in the incentive program shall be offered to purchase warrants on market terms. For each warrant purchased, the participant will be offered a maximum of two stock options for free, each carrying the right to purchase one Class B share. The subscription price of the warrants and the acquisition price of the stock options shall equal 110 per cent. of the average last closing price of the company’s Class B share during ten trading days immediately following the Extraordinary General Meeting. The warrants are proposed to run for approximately three years and the stock options are proposed to run for approximately five years. The stock options are not transferable and the right to exercise the stock options requires that the holder is still employed within the Tele2 group at the time of exercise. Options are proposed to be allocated annually during a three-year period and the annual allocation will be based on the last year’s performance, and consequently the number of participants and individual allocation may vary over the duration of the incentive program.

The Board of Directors intends to make proposals to the Annual General Meetings of 2007 and 2008 regarding annual allocations in accordance with the above principles. Participation in the incentive program for 2007 and 2008 will be conditional upon that certain established result and business oriented performance conditions are fulfilled. The annual allocation is proposed to comprise warrants and stock options entitling to approximately 3,177,000 Class B shares, which means that warrants and stock options entitling to 9,531,000 Class B shares will be issued during the period 2006 - 2008. On deciding upon the maximum annual allocation, the Board of Directors will consider whether the established result and business oriented performance conditions have been met by the senior executives.

The scope of the incentive program for the first year is proposed to amount to a maximum of 1,059,000 warrants and a maximum of 2,118,000 stock options. The managing director will be offered to purchase a maximum of 100,000 warrants and be offered a maximum of 200,000 stock options, members of the Group Executive Board (three individuals) will be offered to purchase a maximum of 50,000 warrants each and be offered a maximum of 100,000 stock options each, and the other senior executives (approximately 28 individuals) will be offered to purchase a maximum of 36,000 warrants each and be offered a maximum of 72,000 stock options each. The Board of Directors proposes that maximum allocation should be offered to the participants in the program.

The maximum dilution effect for 2006 is calculated to amount to at most 0.72 per cent. of the share capital and at most 0.37 per cent. of the votes, provided full subscription and full exercise of all warrants and stock options.

The Extraordinary General meeting is informed that the Board of Directors considers to encourage participation in the incentive program by committing to a cash bonus to be paid three years after the purchase of the warrants and stock options. The cash bonus will only be paid if the warrants, stock options and/or Class B shares acquired through warrants and stock options are still held by the participant and if the participant is still employed within the Tele2 group. The bonus may amount to a maximum of the difference between the purchase price for the warrants and two (2) per cent. of the value of the total number of underlying Class B shares at the time of the acquisition of the warrants and the grant of the stock options.

The rationale for the deviation from shareholders’ preferential rights is that the Board of Directors of Tele2 AB (publ) considers that the employees’ personal investment will strengthen their loyalty, improve the conditions for the company’s continued demands on profitability and create an opportunity for the employees to take part in the group’s development. The incentive program will constitute a competitive incentive for senior executives and a motivating offer for other key employees within the group.

Issue of warrants for on-selling to employees (item 7 b)

The Board of Directors proposes that the Meeting resolves to issue a maximum of 1,059,000 warrants, each entitling the holder to subscribe for one new Class B share. Wholly-owned subsidiaries of Tele2 AB (publ) shall be entitled to subscribe and shall transfer the warrants to the participants in the incentive program on market terms and in accordance with the provisions in item 7 a above. Subscription for Class B shares through the warrants may take place during 25 February - 25 May 2009. The subscription price for one Class B share shall amount to 110 per cent. of the average last trading price of the company’s Class B share during ten trading days immediately following the day of the Extraordinary General Meeting. The rationale for the deviation from shareholders’ preferential rights is to implement the incentive program set out in item 7 a above.

Authorisation for the Board of Directors to pass resolutions regarding the issue of warrants for ensuring the incentive program (item 7 c)

The Board of Directors proposes that the Meeting resolves to authorise the Board of Directors, until the next Annual General Meeting, on one or several occasions, to resolve to issue a maximum of 2,118,000 warrants, each entitling to subscription of one Class B share. The warrants shall solely be exercised in order to ensure delivery of Class B shares under the stock options. Wholly-owned subsidiaries of Tele2 AB (publ) shall be entitled to subscribe. The rationale for the deviation from the shareholders’ preferential rights is to ensure fulfilment of the company’s obligations under the terms of the stock options in the incentive program described above under item 7 a.

DECISION TO AUTHORISE THE BOARD OF DIRECTORS TO RAISE CERTAIN LOANS (item 8)

The Board of Directors proposes that the Meeting resolves to authorise the Board of Directors, until the next Annual General Meeting, on one or several occasions, to resolve to raise certain loans that are subject to the provisions in Chapter 11 Section 11 of the Swedish Companies Act (2005:551). The terms and conditions of such loans shall be based on market terms. The rationale for the authorisation is that the company shall be able to raise such loans on terms favourable to the company, e.g. by making the interest dependent upon the performance or financial position of the company. According to the provisions of the new Companies Act, that entered into force on 1 January 2006, a decision to raise such loans must now be resolved by the General Meeting or by the Board of Directors, if the Board of Directors has been authorised by the General Meeting.

OTHER INFORMATION

Resolutions in accordance with item 7 above are proposed to be conditional upon the Meeting resolving in accordance with all of the Board of Directors’ proposals under item 7. The resolutions set out in item 7 must be supported by shareholders representing at least 9/10 of both the share capital and the number of votes represented at the Meeting. The complete text of the Board of Directors’ proposals will be held available on the company’s website www.tele2.com and at the company’s offices at Skeppsbron 18 in Stockholm as of Tuesday, 7 February 2006. Shareholders may request these documents from the company, upon which the material will be dispatched by mail or email.

Stockholm, January 2006

BOARD OF DIRECTORS

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have more than 30 million customers in 23 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: January 26, 2006